NEURALSTEM, INC.

April 26, 2011

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE:	Neuralstem, Inc. (“Issuer”) Registration Statement on Form S-3 Filed March 31, 2011 File No. 333-173221

Dear Mr. Riedler:

Based upon a telephone conversation with your staff, Neuralstem, Inc. (“Company”) is hereby requesting the above referenced registration statement be declared effective at 4:00 p.m. EST, on Tuesday, April 26, 2011 or as soon as practicable thereafter.

We hereby acknowledge that:

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should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ I. Richard Garr

I. Richard Garr Chief Executive Officer